FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2006.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Revises Upward Non-consolidated Financial Forecasts for the Year Ended March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 25, 2006, in Kyoto, Japan

Nidec Revises Upward Non-consolidated Financial Forecasts

for the Year Ended March 31, 2006

Nidec Corporation (the “Company”) today announced that it has revised upward its non-consolidated financial forecasts for the year ended March 31, 2006 as follows.

1. Revised non-consolidated financial forecasts (Japanese GAAP) for the year ended March 31, 2006.

(From April 1, 2005 to March 31, 2006)					(Yen in millions)
	For the year ended March 31, 2006				For the year ended March 31, 2005
	Previous forecast (Oct. 28, 2005)	Revised forecast	Change (amount)	Change (percent)
Net sales	160,000	168,220	8,220	5.1%	130,351
Operating income	7,000	8,852	1,852	26.5%	2,352
Recurring income	17,500	24,544	7,044	40.3%	13,468
Net income	14,000	19,866	5,866	41.9%	12,425

2. Reasons for revision

The Company's non-consolidated results for the year ended March 31, 2006 outperformed the upwardly-revised previous forecast by 5.1% in sales and 26.5% in operating income, with a strong demand for small precision motors in the background. The significant increases in the Company's recurring income and net income derive from exchange gains and dividends received from its overseas subsidiaries.

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